Exhibit 12.1

NGL ENERGY PARTNERS LP AND SUBSIDIARIES AND NGL SUPPLY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	NGL Energy Partners LP				NGL Supply, Inc.
	Six Months	Year	Year	Six Months	Six Months	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	September 30,	March 31,	March 31,	March 31,	September 30,	March 31,	March 31,
	2013	2013	2012	2011	2010	2010	2009
EARNINGS:
Income (loss) from continuing operations before income taxes	$(18,610)	$50,065	$8,465	$12,679	$(3,977)	$6,108	$8,124
Loss (income) from continuing operations before income taxes attributable to noncontrolling interests	(134)	(250)	12	—	45	6	80
Fixed charges	32,506	55,881	9,354	2,761	597	1,149	2,135
Total earnings	$13,762	$105,696	$17,831	$15,440	$(3,335)	$7,263	$10,339

FIXED CHARGES:
Interest expense	$21,682	$32,994	$7,620	$2,482	$372	$668	$1,621
Loss on early extinguishment of debt	—	5,769	—	—	—	—	—
Portion of rental expense estimated to relate to interest (a)	10,824	17,118	1,734	279	225	481	514
Total fixed charges	$32,506	$55,881	$9,354	$2,761	$597	$1,149	$2,135

Ratio of earnings to fixed charges	(b)	1.89	1.91	5.59	(c)	6.32	4.84

(a)         Represents one-third of the total operating lease rental expense, which is that portion estimated to represent interest.

(b)         Due to NGL Energy Partners LP’s loss for the period, the ratio was less than 1:1 for the six months ended September 30, 2013. NGL Energy Partners LP would have needed to generate an additional $18.7 million of earnings to achieve a ratio of 1:1.

(c)          Due to NGL Supply, Inc.’s loss for the period, the ratio was less than 1:1 for the six months ended September 30, 2010. NGL Supply, Inc. would have needed to generate an additional $3.9 million of earnings to achieve a ratio of 1:1.